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Exhibit 20.2

KEY PRODUCTION COMPANY, INC.

Consolidated Statements of Operations

(Unaudited)

	For the Six Months Ended June 30,
	2002	2001
	(In thousands, except per share data)
Revenues:
Gas sales	$20,834	$48,471
Oil sales	16,449	20,492
Plant product sales	510	637
Other	146	57

	37,939	69,657

Operating expenses:
Depreciation, depletion and amortization	16,496	18,170
Lease operating	8,342	8,193
Production taxes	2,333	4,331
General and administrative	7,784	1,698
Financing costs:
Interest expense	639	1,193
Capitalized interest	(179)	(657)
Interest income	(18)	(120)

	35,397	32,808

Income before income tax expense	2,542	36,849
Income tax expense	1,129	13,838

Income before cumulative effect of change in accounting method	1,413	23,011
Cumulative effect of change in accounting method, net of income taxes	—	(1,825)

Net income	$1,413	$21,186

Earnings per share:
Basic:
Income before cumulative effect of change in accounting method	$0.10	$1.65
Cumulative effect of change in accounting method, net of income taxes	—	(0.13)

Net income	$0.10	$1.52

Diluted:
Income before cumulative effect of change in accounting method	$0.10	$1.60
Cumulative effect of change in accounting method, net of income taxes	—	(0.13)

Net income	$0.10	$1.47

Weighted average basic shares	14,069	13,969

Weighted average diluted shares	14,371	14,400

See accompanying notes to consolidated financial statements.

KEY PRODUCTION COMPANY, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2002	2001
	(In thousands)
Cash flows from operating activities:
Net income	$1,413	$21,186
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	16,496	18,170
Cumulative effect of change in accounting method	—	2,968
Deferred income taxes	1,054	6,101
Common stock issued as compensation	233	112
Amortization of unearned compensation	93	80
Income tax benefit related to stock options exercised	18	235
Changes in operating assets and liabilities:
Increase in receivables	(1,835)	(259)
Decrease in prepaid expenses and other	202	379
Increase (decrease) in accounts payable and accrued expenses	835	(328)
Increase (decrease) in other liabilities	(254)	29

Net cash provided by operating activities	18,255	48,673

Cash flows from investing activities:
Oil and gas exploration and development expenditures	(20,712)	(43,529)
Acquisition of oil and gas properties	(560)	(119)
Proceeds from sale of oil and gas properties	—	1
Other capital expenditures	(333)	(230)

Net cash used by investing activities	(21,605)	(43,877)

Cash flows from financing activities:
Long-term borrowings	—	2,000
Payments on long-term debt, net	(1,000)	(12,000)
Payments to reacquire common stock	—	(9)
Net proceeds from issuance of common stock	387	380

Net cash used by financing activities	(613)	(9,629)

Net decrease in cash and cash equivalents	(3,963)	(4,833)
Cash and cash equivalents at beginning of year	5,003	6,746

Cash and cash equivalents at end of period	$1,040	$1,913

See accompanying notes to consolidated financial statements.

KEY PRODUCTION COMPANY, INC.

Consolidated Balance Sheets

(Unaudited)

	June 30, 2002	December 31, 2001
	(In thousands, except share data)
Assets
Current assets:
Cash and cash equivalents	$1,040	$5,003
Receivables	15,192	13,357
Prepaid expenses and other	1,961	2,163

	18,193	20,523

Oil and gas properties, on the basis of full cost accounting:
Proved properties	413,645	390,794
Unproved properties and properties under development, not being amortized	14,032	11,961

	427,677	402,755
Less—accumulated depreciation, depletion and amortization	(223,292)	(207,139)

	204,385	195,616

Other assets, net	1,519	1,529

	$224,097	$217,668

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$13,626	$13,210
Accrued exploration and development	6,128	2,478
Accrued lease operating expense and other	982	467
Current portion of long-term debt	33,000	4,857

	53,736	21,012

Long-term debt	—	29,143

Deferred income taxes	33,753	32,699

Other liabilities	333	587

Stockholders' equity:
Common stock, $0.25 par value, 50,000,000 shares authorized, 14,080,468 and 14,041,269 shares issued, respectively	3,520	3,510
Paid-in capital	70,537	69,924
Unearned compensation	(266)	(278)
Retained earnings	62,484	61,071

	136,275	134,227

	$224,097	$217,668

See accompanying notes to consolidated financial statements.

KEY PRODUCTION COMPANY, INC.

Consolidated Statement of Stockholders' Equity

For the Six Months Ended June 30, 2002

(Unaudited)

	Common Stock
			Paid-in Capital	Unearned Compensation	Retained Earnings	Total Stockholders' Equity
	Shares	Amount
	(In thousands)
Balance, December 31, 2001	14,041	$3,510	$69,924	$(278)	$61,071	$134,227
Net income	—	—	—	—	1,413	1,413
Common stock issued for options exercised	40	10	377	—	—	387
Stock option compensation	—	—	233	—	—	233
Income tax benefit from stock options exercised	—	—	18	—	—	18
Common stock withheld from options exercised	(6)	(1)	(95)	—	—	(96)
Unearned compensation related to restricted stock awards	5	1	80	(81)	—	—
Amortization of unearned compensation	—	—	—	93	—	93

Balance, June 30, 2002	14,080	$3,520	$70,537	$(266)	$62,484	$136,275

See accompanying notes to consolidated financial statements.

KEY PRODUCTION COMPANY, INC.

Notes to Consolidated Financial Statements

June 30, 2002

(Unaudited)

1. Basis of Presentation

        The accompanying financial statements are unaudited and were prepared from the Company's records. We believe these financial statements include all adjustments necessary for a fair presentation of our financial position and results of operations. Key Production Company, Inc. (Key) prepared these statements on a basis consistent with the annual audited statements and Regulation S-X. Regulation S-X allows us to omit some of the footnote and policy disclosures required by accounting principles generally accepted in the United States of America and normally included in annual reports on Form 10-K. These interim financial statements should be read in conjunction with the financial statements, summary of significant accounting policies and notes in our most recent annual report on Form 10-K.

        The accounts of Key and its subsidiaries are presented in the accompanying consolidated financial statements. All intercompany accounts and transactions were eliminated in consolidation.

        We rely on management estimates and assumptions to prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period and in disclosures of commitments and contingencies. Actual results could differ from those estimates.

        The more significant areas requiring the use of management's estimates and judgments relate to estimates of oil and gas reserves used in calculating depletion, depreciation and amortization; estimates of future net revenues used in computing the ceiling test limitations and estimates of abandonment obligations used in such calculations. Estimates and judgments are also required in determining the impairments of undeveloped properties and the valuation of deferred tax assets.

        The financial statements for the three and six months ended June 30, 2001 have been restated to reflect the change in accounting method from the future gross revenue method to the units-of-production method for depletion of our oil and gas properties. The change in accounting method occurred in the fourth quarter of 2001 and was effective January 1, 2001.

        The cumulative effect of the change, calculated as of January 1, 2001, was to decrease net income by $1.8 million, net of income taxes of $1.1 million, or $0.13 per diluted share for the six months ended June 30, 2001. The effect of the change was to decrease net income for the three months ended June 30, 2001 by $1.4 million, $0.8 million net of income taxes, or $0.06 per diluted share. The effect of the change was to increase net income for the six months ended June 30, 2001 by $1.3 million, $0.8 million net of income taxes, or $0.06 per diluted share.

        Certain amounts in the accompanying consolidated financial statements for prior periods have been reclassified to conform to the current year presentation.

2. Long-Term Debt

        We have a long-term credit agreement with a group of banks led by Bank of America, N.A. that was amended as of May 31, 2002 to extend the revolving facility to be payable in full on December 31, 2002. The agreement provides for a maximum loan amount of $150 million limited to a borrowing base. Our borrowing base was $90 million at June 30, 2002. We may voluntarily select a borrowing base, less than the maximum value our properties would allow, to reduce fees for unused borrowing base capacity. At June 30, 2002, we had $33 million outstanding and $57 million unused and available on the credit facility. The amended credit agreement has a maturity date of December 31, 2002 and as such, we have classified the loan as current at June 30, 2002.

        We secured this debt with oil and gas assets owned by Key and our subsidiaries. We are also subject to customary covenants and restrictions including limitations on additional borrowings and minimum working capital and net worth maintenance requirements. We were in compliance with the covenants of the agreement as of June 30, 2002.

3. Income Taxes

        Income tax expense (benefit) consisted of the following:

	Six Months Ended June 30,
	2002	2001*
	(In thousands)
Current taxes:
Federal	$73	$5,995
State	2	599

	75	6,594
Deferred taxes	1,054	7,244

	$1,129	$13,838

*
Excludes the $1.1 million tax benefit related to the cumulative effect of the change in accounting method.

4. Supplemental Disclosure of Cash Flow Information

	For the Six Months Ended June 30,
	2002	2001
	(In thousands)
Cash paid during the period for:
Interest (net of amounts capitalized)	$461	$562
Income taxes (net of refunds received)	$365	$4,328

5. Earnings Per Share

        The calculations of basic and diluted net income per common share for the periods ended June 30, 2002 and 2001 are presented in the table below:

	Six Months Ended June 30,
	2002	2001
	(In thousands, except per share data)
Basic earnings per share:
Income available to common stockholders	$1,413	$21,186
Weighted average basic shares outstanding	14,069	13,969
Basic earnings per share	$0.10	$1.52
Diluted earnings per share:
Income available to common stockholders	$1,413	$21,186
Incremental shares assuming the exercise of stock options	302	431
Weighted average diluted shares outstanding	14,371	14,400
Diluted earnings per share	$0.10	$1.47

        All stock options outstanding as of June 30, 2002 and 2001 were considered dilutive and included in the calculation for the incremental shares assuming exercise of the stock options.

6. Stock Plans

  Stockholder Rights Plan

        On February 23, 2002, the Board of Directors adopted a stockholder rights plan. The plan is designed to improve the ability of the board to protect the interests of our stockholders in the event of an unsolicited takeover attempt.

        In adopting the plan, the board declared a dividend of one common share purchase right for each outstanding share of common stock of Key, payable to our stockholders of record at the close of business on March 7, 2002. The rights will become exercisable only in the event a person or group acquires beneficial ownership of 15% or more of our common stock, or a person or group commences a tender offer or exchange offer that, if successfully consummated, would result in such person or group beneficially owning 15% or more of our common stock.

        Upon a person or group acquiring beneficial ownership of 15% or more of our common stock, holders of the rights (other than rights owned by the acquiring person or group) would be entitled to purchase Key common stock (or in certain circumstances, shares of the acquiring entity) at approximately half the then current market price of such stock. Further, at any time after a person or group acquires 15% or more (but less than 50%) of our outstanding common stock, the board may, at its option, exchange all or part of the rights for our common stock at an exchange ratio of one share of common stock per right.

        Key generally will be entitled to redeem the rights at $0.01 per right at any time prior to the close of business on the tenth business day after there has been a public announcement of the acquisition of the beneficial ownership by any person or group of 15% or more of our common stock. The rights may not be exercised until the board's right to redeem the stock has expired.

        The plan is not intended to prevent a takeover of Key on terms that are in the best interests of our stockholders. Because the rights may be redeemed by the board, the plan will not interfere with any transaction which the board has approved, and the merger with H&P's oil and gas division will not trigger a distribution under the plan.

  Stock Options

        We periodically grant stock options under stockholder approved stock option plans. In the six months ended June 30, 2002 and 2001, 40,000 and 41,108 stock options were exercised. No stock options were granted during these periods. We accelerated the vesting of 40,000 stock options, which resulted in compensation expense of $233,000 for the six months ended June 30, 2002. As of June 30, 2002 and December 31, 2001, there were 788,834 and 828,834 stock options outstanding. The proposed merger with Cimarex will constitute a change in control of Key. As a result, all unvested stock options will immediately vest upon the closing of the merger.

  Restricted Stock Grants

        Key has an employee retention program where we award restricted stock grants to certain employees. There were 31,000 and 26,000 shares of restricted stock outstanding as of June 30, 2002 and December 31, 2001, respectively. The restrictions related to these stock grants are associated with the continued employment of the grantee for three years from the date of the grant; at which time these shares will vest. A grant of 10,000 restricted shares was made in September 1999, grants totaling 16,000 restricted shares were made in January 2001 and a grant of 5,000 restricted shares was made in January 2002 to executive and non-executive personnel. The restricted stock agreements provide that, during the vesting period, if we pay a dividend on our common stock, the grantees will be entitled to receive such dividend. We do not currently pay dividends on our common stock.

        Compensation expense is based upon the difference between the market price of the restricted stock and the price the employees paid for the restricted stock (zero in each of these cases) multiplied by the number of shares of restricted stock granted. Compensation cost is being recognized over the period that ends when all risks of forfeiture have passed. Compensation expense is amortized on a straight-line basis over the three year vesting period.

QuickLinks

  Exhibit 20.2
KEY PRODUCTION COMPANY, INC. Consolidated Statements of Operations (Unaudited)
KEY PRODUCTION COMPANY, INC. Consolidated Statements of Cash Flows (Unaudited)
KEY PRODUCTION COMPANY, INC. Consolidated Balance Sheets (Unaudited)
KEY PRODUCTION COMPANY, INC. Consolidated Statement of Stockholders' Equity For the Six Months Ended June 30, 2002 (Unaudited)
KEY PRODUCTION COMPANY, INC. Notes to Consolidated Financial Statements June 30, 2002 (Unaudited)